Exhibit 1.6

For Immediate Release 444	For More Information 444
Nov. 8, 2005	Sarah Yeaney

Articulate Communications Inc.
212.255.0080, ext. 35
syeaney@articulatepr.com

International Absorbents Selects Ross’ iRenaissance Enterprise Software to Provide End-to-End
Visibility Throughout its Entire Supply Chain

Pet Care and Industrial Products Process Manufacturer Looks to Ross for Enterprise
Solutions to Streamline Manufacturing and Comply with Quality Controls

ATLANTA – Nov. 8, 2005 – Ross Systems, Inc. (“Ross”), a global provider of enterprise software solutions for manufacturers and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that International Absorbents Inc., a leading developer and producer of environmentally friendly pet care and industrial products, has chosen the iRenaissance enterprise software solution to improve visibility throughout its enterprise. The company also looks to streamline manufacturing processes and ensure adherence to both internal quality controls and industry compliance regulations.

Engaged in the development and manufacture of proprietary, cost-effective absorbent products, International Absorbents is dedicated to producing environmentally safe, non-toxic, lightweight products that are utilized in a broad range of industries and applications. Looking to upgrade its legacy system to better accommodate its growing niche market, the company searched for a solution that was specifically tailored to its unique process manufacturing requirements.

“Based on Ross’ focus in the natural products industries and its reputation as a strong technology partner, we chose iRenaissance to address the visibility and control needs of our increasing demand,” said Gordon L. Ellis, chairman of International Absorbents. “With the implementation of iRenaissance, we look to become more efficient in our manufacturing processes, helping us produce cost-effective, high-quality products that will help us create dynamic customer relationships.”

With iRenaissance as its operational system of record, International Absorbents will benefit from the ability to generate comprehensive records of all processes and movements within its supply chain, a key element in the company’s quality control measurements and compliance with industry regulations, such as the Environmental Protection Agency (EPA) and Sarbanes-Oxley. These data collection tools will also allow International Absorbents to gain complete production control, helping meet customer expectations through increased efficiencies.

“At Ross, it is our mission to fully understand the industry-specific challenges of our customers,” said Scot McLeod, vice president of marketing for Ross Systems. “With a proven technology foundation, we deliver cost-effective solutions to forward-thinking companies such as International Absorbents, providing them with the tools necessary to take a strong, competitive stance in their respective markets and position their companies for future growth.”

About International Absorbents
International Absorbents Inc. develops, manufactures and markets patented and proprietary, cost-effective consumer and commercial products derived from recycled, renewable materials. These environmentally safe products outperform conventional products used in a broad range of consumer and industrial applications, including retail/commercial pet bedding and litter, oil and hazardous liquid spill cleanup and control, oil/water filtration, and packaging. For more information, visit www.absorbent.com.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to expected results to be achieved by International Absorbents based on its utilization of Ross Systems iRenaissance solution such as gaining enhanced visibility into systems company-wide, complying with quality control and industry regulations, increasing customer satisfaction and supporting overall company growth. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of specific vertical markets; the continued ability of Ross’ solutions to address industry-specific and regulatory requirements; demand for and market acceptance of new and existing enterprise software and services and the positioning of Ross’ solutions in targeted industries, including food & beverage, life sciences, metals, chemicals and natural products. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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